Mail Stop 3561

Via U.S. Mail and Fax (650-745-2677)
Mr. Wing Yu
Chief Executive Officer
Financialcontent, Inc.
400 Oyster Boulevard
Suite 435
San Francisco, CA 94080

	Re:	Financialcontent, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2005
		Filed October 4, 2005

Dear Mr. Yu:

      We have reviewed your supplemental response letter dated December 22, 2005 as well as the above referenced filings and have the following comment. As noted in our comment letter dated November
22, 2005, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for Fiscal Year Ended June 30, 2005

 General

1. We reissue prior comment 3. Please amend your Form 10-KSB for the period ended June 30, 2005 to comply with Item 307 of Regulation
S-B.


Consolidated Statements of Operations, page F-4

2. We note your proposed revision in response to our prior comment
4.
Revise to delete the subtotal presented below the "cost of revenue (depreciation is excluded from cost of sales)" line item. The presentation of this subtotal does not comply with SAB Topic 11:B.




Note 1 - Q. Foreign Currency and International Operations, page F-
13

3. We note your response to our prior comment 6. Tell us the amount included in the translation adjustment component of equity with respect to your foreign operations. Confirm that this amount is immaterial and it will be written off in the future.

Note 1 - W. Barter Transactions, page F-15

4. We refer to your response to our prior comment 7. In future filings, revise to clearly disclose the amount of barter revenue and barter expense recorded for each period and state the line items in the consolidated statements of operations which include such amounts.

Note 6 - D. Preferred Stock Issuances, page F-28

5. Your response to our prior comment 9 is not clear to us.  We note
that your Series A, B and C preferred stock were issued in July
2003
at $0.48 (recalculated from the CNET purchase price), $0.35 and $0.75, respectively. We further note that the fair market value of your common stock on the date of each issuance of the Series A, B and
C preferred stock was $1.10, 1.37 and 1.37, respectively. Since each series of your preferred stock is convertible on a 1 for 1 basis, it appears that you should have recorded a beneficial conversion feature pursuant to EITF 98-5 as amended by EITF 00-27. Please advise or revise.

*    *    *    *

      Please respond to this comment within 10 business days or
tell
us when you will provide us with a response. Please furnish a letter
that keys your responses to our comments and provides any
requested
information.  Detail letters greatly facilitate our review.
Please
file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt at (202) 551-3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


							Sincerely,

						   	 /s/ Kyle Moffatt for

							Larry Spirgel
							Assistant Director


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Mr. Wing Yu, Chief Executive Officer
Financialcontent, Inc.
January 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE